Exhibit 99.1

Autohome Inc. Announces Unaudited First Quarter 2024 Financial Results

BEIJING, May 8, 2024 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months ended March 31, 2024.

First Quarter 2024 Highlights1

•	Net revenues in the first quarter of 2024 were RMB1,609.1 million (US$222.9 million), compared to RMB1,533.6 million in the corresponding period of 2023.

•

Net income attributable to Autohome in the first quarter of 2024 was RMB394.5 million (US$54.6 million), compared to RMB405.5 million in the corresponding period of 2023, while net income attributable to ordinary shareholders in the first quarter of 2024 was RMB379.8 million (US$52.6 million), compared to RMB392.8 million in the corresponding period of 2023.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the first quarter of 2024 was RMB493.9 million (US$68.4 million), compared to RMB483.5 million in the corresponding period of 2023.

Mr. Tao Wu, Chief Executive Officer of Autohome, stated, “We are delighted to report a solid start to the year, characterized by sustained revenue growth, consistent expansion in our user-base, and the successful deployment of our new business initiatives. For our users, according to QuestMobile, average mobile daily active users grew by 8.1% year-over-year to 69.39 million in March, highlighting the effectiveness of our content-focused strategy on attracting users. For our innovative businesses, Autohome Space is expanding further geographically, with a number of new franchise stores on track to open this year. In addition, we actively responded to the national “trade-in for new” policy, launching a series of initiatives such as the “Hundred Cities ‘Trade-in for New’ Car-Buying Festival”—in collaboration with Ping An Group—allowing consumers to enjoy even more benefits. Going forward, we will continue to build upon our solid business fundamentals and leverage Ping An Group’s unique resources to strengthen our long-term competitiveness in the industry.”

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “We delivered solid financial results in the first quarter of 2024, reflecting the successful execution of our key growth strategies. Revenues from our data products continued their strong upward growth trajectory, while revenues from new energy vehicle (“NEV”) brands remained robust, with a quarterly growth rate that consistently outpaces the broader industry. Our new retail business also bolstered our topline, enhancing our revenue sources. Moving ahead, we remain committed to delivering a diverse array of premium products and services, while generating sustainable long-term returns for our shareholders.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.2203 on March 29, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Unaudited First Quarter 2024 Financial Results

Net Revenues

Net revenues in the first quarter of 2024 were RMB1,609.1 million (US$222.9 million), compared to RMB1,533.6 million in the corresponding period of 2023.

•	Media services revenues were RMB327.4 million (US$45.3 million) in the first quarter of 2024, compared to RMB361.5 million in the corresponding period of 2023.

•	Leads generation services revenues were RMB726.4 million (US$100.6 million) in the first quarter of 2024, compared to RMB680.6 million in the corresponding period of 2023.

•	Online marketplace and others revenues were RMB555.2 million (US$76.9 million) in the first quarter of 2024, compared to RMB491.5 million in the corresponding period of 2023.

Cost of Revenues

Cost of revenues was RMB300.9 million (US$41.7 million) in the first quarter of 2024, compared to RMB340.2 million in the corresponding period of 2023. Share-based compensation expenses included in the cost of revenues in the first quarter of 2024 was RMB0.9 million (US$0.1 million), compared to RMB2.1 million in the corresponding period of 2023.

Operating Expenses

Operating expenses were RMB1,126.9 million (US$156.1 million) in the first quarter of 2024, compared to RMB996.6 million in the corresponding period of 2023.

•

Sales and marketing expenses were RMB641.3 million (US$88.8 million) in the first quarter of 2024, compared to RMB523.1 million in the corresponding period of 2023, due primarily to an increase in marketing and promotional expenses. Share-based compensation expenses included in the sales and marketing expenses in the first quarter of 2024 were RMB12.8 million (US$1.8 million), compared to RMB10.0 million in the corresponding period of 2023.

•

General and administrative expenses were RMB149.5 million (US$20.7 million) in the first quarter of 2024, compared to RMB149.2 million in the corresponding period of 2023. Share-based compensation expenses included in the general and administrative expenses in the first quarter of 2024 were RMB12.0 million (US$1.7 million), compared to RMB12.3 million in the corresponding period of 2023.

•

Product development expenses were RMB336.1 million (US$46.5 million) in the first quarter of 2024, compared to RMB324.4 million in the corresponding period of 2023. Share-based compensation expense included in the product development expenses in the first quarter of 2024 were RMB22.6 million (US$3.1 million), compared to RMB21.7 million in the corresponding period of 2023.

Operating Profit

Operating profit was RMB276.1 million (US$38.2 million) in the first quarter of 2024, compared to RMB263.2 million in the corresponding period of 2023.

Income Tax Expense

Income tax expense was RMB68.4 million (US$9.5 million) in the first quarter of 2024, compared to an income tax expense of RMB54.7 million in the corresponding period of 2023.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB394.5 million (US$54.6 million) in the first quarter of 2024, compared to RMB405.5 million in the corresponding period of 2023.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB379.8 million (US$52.6 million) in the first quarter of 2024, compared to RMB392.8 million in the corresponding period of 2023. Basic and diluted earnings per share (“EPS”) were RMB0.78 (US$0.11) and RMB0.78 (US$0.11), respectively, in the first quarter of 2024, compared to basic and diluted EPS of RMB0.80 and RMB0.79, respectively, in the corresponding period of 2023. Basic and diluted earnings per ADS were RMB3.14 (US$0.43) and RMB3.13 (US$0.43), respectively, in the first quarter of 2024, compared to basic and diluted earnings per ADS of RMB3.18 and RMB3.17, respectively, in the corresponding period of 2023.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB493.9 million (US$68.4 million) in the first quarter of 2024, compared to RMB483.5 million in the corresponding period of 2023. Non-GAAP basic and diluted EPS were RMB1.02 (US$0.14) and RMB1.02 (US$0.14), respectively, in the first quarter of 2024, compared to non-GAAP basic and diluted EPS of RMB0.98 and RMB0.98, respectively, in the corresponding period of 2023. Non-GAAP basic and diluted earnings per ADS were RMB4.08 (US$0.57) and RMB4.07 (US$0.56), respectively, in the first quarter of 2024, compared to non-GAAP basic and diluted earnings per ADS of RMB3.92 and RMB3.91, respectively, in the corresponding period of 2023.

Balance Sheet and Cash Flow

As of March 31, 2024, the Company had cash and cash equivalents and short-term investments of RMB23.65 billion (US$3.27 billion). Net cash provided by operating activities in the first quarter of 2024 was RMB560.8 million (US$77.7 million).

Employees

The Company had 5,420 employees as of March 31, 2024, including 2,092 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Wednesday, May 8, 2024 (8:00 p.m. Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI2fcb0a45d64545c6a343681516211406

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss/(gain) relating to non-operating impact of a write-down of the initial investment in a financial product, and loss/(gain) pickup of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net revenues:
Media services	361,468	327,431	45,349
Leads generation services	680,634	726,423	100,608
Online marketplace and others	491,527	555,211	76,896

Total net revenues	1,533,629	1,609,065	222,853
Cost of revenues	(340,214)	(300,892)	(41,673)

Gross profit	1,193,415	1,308,173	181,180

Operating expenses:
Sales and marketing expenses	(523,116)	(641,276)	(88,816)
General and administrative expenses	(149,156)	(149,545)	(20,712)
Product development expenses	(324,366)	(336,067)	(46,545)

Total operating expenses	(996,638)	(1,126,888)	(156,073)

Other operating income, net	66,388	94,793	13,129
Operating profit	263,165	276,078	38,236

Interest and investment income, net	225,015	219,974	30,466
Loss from equity method investments	(31,435)	(49,133)	(6,805)

Income before income taxes	456,745	446,919	61,897
Income tax expense	(54,681)	(68,401)	(9,473)

Net income	402,064	378,518	52,424
Net loss attributable to noncontrolling interests	3,438	15,981	2,213

Net income attributable to Autohome	405,502	394,499	54,637
Accretion of mezzanine equity	(36,499)	(41,671)	(5,771)
Accretion attributable to noncontrolling interests	23,749	26,948	3,732

Net income attributable to ordinary shareholders	392,752	379,776	52,598

Earnings per share for ordinary shares
Basic	0.80	0.78	0.11
Diluted	0.79	0.78	0.11
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	3.18	3.14	0.43
Diluted	3.17	3.13	0.43
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	493,324,032	484,278,900	484,278,900
Diluted	494,826,708	485,253,760	485,253,760

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net income attributable to Autohome	405,502	394,499	54,637
Plus: income tax expense	56,021	69,742	9,659
Plus: depreciation of property and equipment	47,938	33,534	4,644
Plus: amortization of intangible assets	10,840	9,650	1,337

EBITDA	520,301	507,425	70,277

Plus: share-based compensation expenses	46,185	48,307	6,690

Adjusted EBITDA	566,486	555,732	76,967

Net income attributable to Autohome	405,502	394,499	54,637
Plus: amortization of intangible assets resulting from business acquisition	10,722	9,583	1,327
Plus: share-based compensation expenses	46,185	48,307	6,690
Plus: investment loss/(gain) arising from one of financial products[3]	(5,813)	—	—
Plus: loss on equity method investments, net	31,435	49,133	6,805
Plus: tax effects of the adjustments	(4,520)	(7,594)	(1,052)

Adjusted net income attributable to Autohome	483,511	493,928	68,407

Net income attributable to Autohome	405,502	394,499	54,637
Net margin	26.4%	24.5%	24.5%
Adjusted net income attributable to Autohome	483,511	493,928	68,407
Adjusted net margin	31.5%	30.7%	30.7%
Non-GAAP earnings per share
Basic	0.98	1.02	0.14
Diluted	0.98	1.02	0.14
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	3.92	4.08	0.57
Diluted	3.91	4.07	0.56
Weighted average shares used to compute non-GAAP earnings per share:
Basic	493,324,032	484,278,900	484,278,900
Diluted	494,826,708	485,253,760	485,253,760

[3]

It represented the loss or gain of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,996,353	2,870,271	397,528
Restricted cash	126,794	152,730	21,153
Short-term investments	18,552,354	20,775,926	2,877,433
Accounts receivable, net	1,472,489	1,337,141	185,192
Amounts due from related parties, current	16,439	66,962	9,274
Prepaid expenses and other current assets	360,559	437,926	60,652

Total current assets	25,524,988	25,640,956	3,551,232

Non-current assets
Restricted cash, non-current	5,000	5,000	692
Property and equipment, net	200,860	189,714	26,275
Goodwill and intangible assets, net	4,143,968	4,125,383	571,359
Long-term investments	448,341	399,208	55,290
Deferred tax assets	295,598	295,598	40,940
Amounts due from related parties, non-current	16,048	13,877	1,922
Other non-current assets	200,928	186,645	25,850

Total non-current assets	5,310,743	5,215,425	722,328

Total assets	30,835,731	30,856,381	4,273,560

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,932,227	2,528,006	350,125
Advance from customers	105,379	109,485	15,163
Deferred revenue	801,581	1,189,742	164,777
Income tax payable	227,260	284,658	39,425
Amounts due to related parties	24,572	27,767	3,846
Dividends payable	984,332	536,760	74,340

Total current liabilities	5,075,351	4,676,418	647,676

Non-current liabilities
Other liabilities	89,187	77,363	10,715
Deferred tax liabilities	497,955	495,708	68,655

Total non-current liabilities	587,142	573,071	79,370

Total liabilities	5,662,493	5,249,489	727,046

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,758,933	1,800,604	249,381

EQUITY
Total Autohome shareholders’ equity	23,928,187	24,363,089	3,374,249
Noncontrolling interests	(513,882)	(556,801)	(77,116)

Total equity	23,414,305	23,806,288	3,297,133

Total liabilities, mezzanine equity and equity	30,835,731	30,856,381	4,273,560